1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Statement regarding November 11 Digitimes Report
The article “TSMC to become SMIC’s largest shareholder; On the path to final acquisition” on the front page of the November 11 issue of Digitimes’ Chinese-language print edition reported ”...According to rumor, Deputy Chairman F.C. Tzeng went to Shanghai represent TSMC in talks, and both sides have reached an agreement allowing TSMC to become SMIC’s largest shareholder. TSMC has confirmed this...” TSMC wishes to make clear that this is an erroneous report by the Digitimes reporter. In fact, when this reporter contacted TSMC, we clearly stated the following:
1. TSMC and SMIC have reached a settlement of the action brought in California State Court by TSMC against SMIC in 2006. The litigation and settlement have resulted in the full protection of TSMC’s trade secrets in the possession of SMIC.
2. Under the new settlement agreement, the parties have agreed to a stipulated judgment in favor of TSMC in the California action and to the dismissal of the SMIC appeal against the Beijing Higher Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments to TSMC totaling $200 million, which are in addition to $135 million previously paid to TSMC under the 2005 settlement agreement, and to provide TSMC with other valuable consideration. Both parties also agreed to terminate the patent cross-licensing agreement signed in 2005.
SMIC proposed the grant of shares to TSMC, and TSMC accepted the offer on the condition that it would be permitted by ROC government laws and regulations. If the ROC government does not permit, we have made appropriate arrangements for compensation in the settlement agreement but we can not disclose these details. In addition, TSMC accepted the offer purely to obtain increased value for our trade secrets that were misappropriated by SMIC to meet our obligations to shareholders. This is not an investment for business purposes, and TSMC is a passive shareholder with no obligation regarding how long it must hold these shares, and we have no plans to participate in SMIC’s operations.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 11, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer